# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SIRIUS XM HOLDINGS INC., CIK 0000908937
CUSIP: 829933100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1290 AVENUE OF THE AMERICAS, 11TH FLOOR, New York, New York (NY), 10104
Date of event which requires filing of this statement: 11/06/2026
Amends the filing with accession number 0001104659-24-098956
Filed by CIK 0000937797
Persons authorized to receive notices and communications: Steven Miller, c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado (CO), 80121, 303-324-3828

## Reporting persons
- John C. Malone (CIK 0000937797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 16,023,965; shared voting power 103,056; sole dispositive power 16,023,965; shared dispositive power 103,056; aggregate amount beneficially owned 16,127,021 (4.8% of the class)
  Comment: Note to Rows 7, 9, and 11: Includes 1,045,714 shares of the common stock, par value $0.001 per share ("Common Stock"), of Sirius XM Holdings Inc. ( the "Issuer"), held in a revocable trust (the "LM Revocable Trust") with respect to which John C. Malone ("Mr. Malone") and Mr. Malone's wife, Mrs. Leslie Malone ("Mrs. Malone"), are trustees. Mrs. Malone has the right to revoke the LM Revocable Trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.
  
  Note to Rows 7, 9, and 11: Includes 13,097,251 shares of Common Stock held in a revocable trust (the "JM Revocable Trust") with respect to which Mr. Malone is trustee. Mr. Malone has the right to revoke the JM Revocable Trust at any time.
  
  Note to Rows 7, 9, and 11: Includes 1,881,000 shares of Common Stock held by a limited liability company of which Mr. Malone is a member and which Mr. Malone has the sole power to direct the voting with respect to such shares.
  
  Note to Rows 8, 10, and 11: Includes 103,056 shares of Common Stock held by a trust (the "Trust"), which is managed by an independent trustee and one of Mr. Malone's adult children, and of which the beneficiary is one of Mr. Malone's adult children. Mr. Malone has no pecuniary interest in the Trust, but he retains the right to substitute assets held by the Trust. Mr. Malone disclaims beneficial ownership of the shares held by the Trust.
  
  Note to Row 13: Calculated based upon the 336,486,715 shares of Common Stock outstanding as of October 27, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SIRIUS XM HOLDINGS INC.
Address of issuer's principal executive offices: 1290 AVENUE OF THE AMERICAS, 11TH FLOOR, New York, New York (NY), 10104
Comment: This Amendment No. 2 (this "Amendment") to Schedule 13D amends the Schedule 13D filed by John C. Malone (Mr. Malone) with the Securities and Exchange Commission (the "SEC") on September 9, 2024 (the "Original Statement") as amended by Amendment No. 1 filed with the SEC by Mr. Malone on June 10, 2026. ("Amendment No. 1"). The Amendment together with the Original Statement and Amendment No. 1 are referred to as the "Statement" and relate to the common stock, par value $0.001 per share ("Common Stock") of Sirius XM Holdings Inc., a Delaware corporation (the "Issuer"), beneficially owned by Mr. Malone. This Amendment is filed to disclose that the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Statement. Except as set forth herein, the Original Statement is unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Malone beneficially owns 16,127,021 shares of Common Stock, including (i) 1,045,714 shares held by a revocable trust (the "LM Revocable Trust") with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership, (ii) 13,097,251 shares held by a revocable trust (the "JM Revocable Trust") with respect to which Mr. Malone is trustee, (iii) 1,881,000 shares held by a limited liability company (the "LLC") of which Mr. Malone is a member and which Mr. Malone has the sole power to direct the voting with respect to such shares, and (iv) 103,056 shares held by a trust (the "Trust") over which Mr. Malone has a right of substitution, which is managed by an independent trustee and one of Mr. Malone's adult children, and the beneficiary of which is one of Mr. Malone's adult children and as to which shares Mr. Malone disclaims beneficial ownership, which represent approximately 4.8% of the outstanding shares of Common Stock, calculated based on the 336,486,715 shares of Common Stock outstanding as of October 27, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on October 29, 2026.

Mr. Malone and, to his knowledge, the LM Revocable Trust, the JM Revocable Trust and the LLC, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. To Mr. Malone's knowledge, the Trust has the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trust, except that Mr. Malone is permitted under the terms of the Trust to substitute assets in the Trust and thereby may acquire any shares held in the Trust at any time.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Malone beneficially owns 16,127,021 shares of Common Stock, including (i) 1,045,714 shares held by a revocable trust (the "LM Revocable Trust") with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership, (ii) 13,097,251 shares held by a revocable trust (the "JM Revocable Trust") with respect to which Mr. Malone is trustee, (iii) 1,881,000 shares held by a limited liability company (the "LLC") of which Mr. Malone is a member and which Mr. Malone has the sole power to direct the voting with respect to such shares, and (iv) 103,056 shares held by a trust (the "Trust") over which Mr. Malone has a right of substitution, which is managed by an independent trustee and one of Mr. Malone's adult children, and the beneficiary of which is one of Mr. Malone's adult children and as to which shares Mr. Malone disclaims beneficial ownership, which represent approximately 4.8% of the outstanding shares of Common Stock, calculated based on the 336,486,715 shares of Common Stock outstanding as of October 27, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on October 29, 2026.

Mr. Malone and, to his knowledge, the LM Revocable Trust, the JM Revocable Trust and the LLC, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. To Mr. Malone's knowledge, the Trust has the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trust, except that Mr. Malone is permitted under the terms of the Trust to substitute assets in the Trust and thereby may acquire any shares held in the Trust at any time.
Transactions in the class effected during the past sixty days:
On October 29, 2026, the JM Revocable Trust disposed of 81,275 shares of Common Stock in the settlement of over-the-counter call options previously entered into with a financial institution counterparty at a price of $24.31 per share.

On October 30, 2026, the JM Revocable disposed of 93,500 shares of Common Stock in the settlement of over-the-counter call options previously entered into with a financial institution counterparty at a price of $24.31 per share.

On November 6, 2026, the JM Revocable Trust transferred 2,000,000 shares of Common Stock to a trust in which Mr. Malone is the sole trustee and on November 6, 2026, the trust sold 2,000,000 shares of Common Stock in a series of open market transactions at prices ranging from $32.29 per share to $32.73 per share. The volume weighted average purchase price for the transactions was $32.51 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On November 6, 2026, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

## Signatures
- John C. Malone: /s/ John C. Malone, John C. Malone (11/09/2026)